SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. 11)

NEXPOINT RESIDENTIAL TRUST, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

65341D102

(CUSIP Number)

Thomas Surgent, Chief Compliance Officer

Highland Capital Management, L.P.

300 Crescent Court, Suite 700

Dallas, TX 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 65341D102	13D	Page 1 of 7

1	NAME OF REPORTING PERSONS Highland Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,223,667.50
	8	SHARED VOTING POWER 1,287,725.08
	9	SOLE DISPOSITIVE POWER 1,223,667.50
	10	SHARED DISPOSITIVE POWER 1,287,725.08

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,511,392.58
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.69%
14	TYPE OF REPORTING PERSON (see instructions) IA, PN

CUSIP No. 65341D102	13D	Page 2 of 7

1	NAME OF REPORTING PERSONS NexPoint Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 141,085
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 141,085

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 141,085
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.60%
14	TYPE OF REPORTING PERSON (see instructions) IA, PN

CUSIP No. 65341D102	13D	Page 3 of 7

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 85,485.64
	8	SHARED VOTING POWER 4,531,455.60
	9	SOLE DISPOSITIVE POWER 85,485.64
	10	SHARED DISPOSITIVE POWER 4,531,455.60

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,616,941.2416
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.65%
14	TYPE OF REPORTING PERSON (see instructions) HC, IN

CUSIP No. 65341D102	13D	Page 4 of 7

1	NAME OF REPORTING PERSONS Nancy Marie Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,744,420.0185
	8	SHARED VOTING POWER 29,818.6050
	9	SOLE DISPOSITIVE POWER 1,744,420.0185
	10	SHARED DISPOSITIVE POWER 29,818.6050

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,774,238.6235
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.55%
14	TYPE OF REPORTING PERSON (see instructions) IN

SCHEDULE 13D/A

This Amendment No. 11 (this “Amendment”) is being filed on behalf of Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), NexPoint Advisors, L.P., a Delaware limited partnership (“NexPoint Advisors”), James D. Dondero and Nancy Marie Dondero (collectively, the “Reporting Persons”), and amends the Schedule 13D filed on March 26, 2015, as subsequently amended on April 14, 2015, as subsequently amended on April 28, 2015, as subsequently amended on April 28, 2015, as subsequently amended on September 2, 2015, as subsequently amended on October 19, 2015, as subsequently amended on July 22, 2016, as subsequently amended on October 27, 2016, as subsequently amended on April 17, 2017, as subsequently amended on March 27, 2018, and as subsequently amended on July 20, 2018. This Amendment updates the stock ownership information for the Schedule 13D. The Schedule 13D is supplementally amended as follows.

Item 3.	Source and Amount of Funds.

The Reporting Persons received an aggregate of 2,470,129 shares of Common Stock, par value $0.01 per share (the “Common Stock”) in connection with the consummation of the separation of the Issuer from NexPoint Strategic Opportunities Fund (formerly known as NexPoint Credit Strategies Fund) (the “Spin-Off”). On November 16, 2018, the Reporting Persons purchased an additional 207,972 shares of Common Stock at $33.00 per share l in connection with the Issuer’s underwritten public offering that closed on November 16, 2018 (the “Offering”), for an aggregate purchase price of approximately $6,863,076. All Common Stock purchased by the Reporting Persons have been purchased using working capital. As a result of the closing of the Offering, the percentage ownership beneficially owned by the Reporting Persons decreased by an amount greater than 1%.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 of this Amendment is incorporated herein by reference.

Pursuant to the underwriting agreement relating to the Offering, on November 14, 2018, the Reporting Persons, other than Ms. Dondero, entered into a lock-up agreement (as described in Item 6 herein).

Item 5.	Interest in Securities of the Issuer.

(a) As of November 16, 2018, (i) Highland Capital may be deemed to beneficially own 2,511,392.58 shares of Common Stock, which represents approximately 10.69% of the outstanding Common Stock, (ii) NexPoint Advisors may be deemed to beneficially own 141,085.00 shares of Common Stock, which represents approximately 0.60% of the outstanding Common Stock, (iii) James D. Dondero may be deemed to beneficially own 4,616,941.2416 shares of Common Stock, which represents approximately 19.65% of the outstanding Common Stock, and (iv) Nancy Marie Dondero, in her capacity of trustee of a trust and through direct ownership in a shared account, may deemed to beneficially own 1,774,238.6285 shares of Common Stock, which represents approximately 7.55% of the outstanding Common Stock. James D. Dondero has the right to acquire beneficial ownership of the 1,761,406.0185 shares of Common Stock owned by the trust referred to in the preceding sentence.

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Highland Capital Management, L.P. (1)	1,223,667.50	1,287,725.08	1,223,667.50	1,287,725.08
NexPoint Advisors, L.P. (2)	0	141,085.00	0	141,085.00
James D. Dondero (3)	85,485.64	4,531,455.60	85,485.64	4,531,455.60
Nancy Marie Dondero (4)	1,744,420.02	29,818.60	1,744,420.02	29,818.60

(1)

These shares are held by Highland Capital both directly and indirectly through advised accounts. Mr. Dondero is the President and the director of Strand Advisors, Inc., Highland Capital’s general partner, and may be deemed to be an indirect beneficial owner of the shares held by Highland Capital.

(2)

These shares are held by NexPoint Advisors indirectly through an advised account. Mr. Dondero is the sole member of NexPoint Advisors’ general partner, and may be deemed to be an indirect beneficial owner of shares held by NexPoint Advisors.

(3)

These shares are held by Mr. Dondero both directly and indirectly through Highland Capital and NexPoint Advisors (as described in footnotes (1) and (2) above), accounts advised by another affiliated investment advisor, an employee benefit plan and a trust. Also includes shares that Mr. Dondero has the right to acquire beneficial ownership of that are held by the trust referred to in Item 5(a), for which he does not serve as trustee. Mr. Dondero is the President and the director of Strand Advisors, Inc., Highland Capital’s general partner, and may be deemed to be an indirect beneficial owner of the shares held by Highland Capital. Mr. Dondero is also the sole member of NexPoint Advisors’ general partner, and may be deemed to be an indirect beneficial owner of shares held by NexPoint Advisors. Mr. Dondero disclaims beneficial ownership of such shares.

(4)

Includes shares that Ms. Dondero may be deemed to beneficially own as the trustee of the trust referred to in Item 5(a) and through direct ownership in a shared account. Ms. Dondero is the sister of Mr. Dondero.

(c) Except as reported in this Amendment, including with respect to the Common Stock acquired by the Reporting Persons pursuant to the Offering, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 21, 2018, Nancy Marie Dondero, as Family Trustee for and on behalf of The Dugaboy Investment Trust (“Dugaboy”) entered into a revolving line of credit promissory note (the “Note”) with JPMorgan Chase Bank, N.A. (“JP Morgan”), pursuant to which JP Morgan agreed to issue a line of credit, up to an aggregate principal amount of $15,000,000, upon the terms and conditions set forth in the Loan Letter Agreement, dated May 21, 2018, between JP Morgan and Dugaboy. The Note has a maturity date of May 31, 2019, at which time all principal and interest will become due and payable. The proceeds of the Note are to be used for working capital or other business purposes.

Dugaboy pledged 1,718,960 shares of the Issuer, all of which Ms. Dondero may be deemed to beneficially own as a result of her position as Family Trustee, as collateral for the Note pursuant to the terms of the Collateral Agreement, dated May 21, 2018, between JP Morgan and Dugaboy.

Pursuant to the terms of the Underwriting Agreement (the “Underwriting Agreement), dated November 14, 2018, by and among the Issuer, NexPoint Real Estate Advisors, L.P. (the “Adviser”), NexPoint Residential Trust Operating Partnership, L.P. (the “OP”), and Raymond James & Associates, Inc. as the representative of several underwriters (“Underwriter”), entered into in connection with the Offering, Mr. Dondero, Highland Capital, NexPoint Advisors, Highland Capital Management Fund Advisors, L.P. and the executive officers and directors of the Issuer, including Mr. Dondero (the “Locked-Up Parties”), entered into a lock-up agreement with the Underwriter. The lock-up agreement prohibits the Locked-Up Parties from selling, pledging, granting any option to purchase or otherwise dispose of any Common Stock, or securities exchangeable or exercisable for or convertible into Common Stock currently owned either of record or beneficially for a period beginning on November 14, 2018 and continuing through the close of trading on the date 60 days after the date of the final prospectus relating to the Offering (the “Lock-Up Period”), without the prior written consent of the Underwriter. The Lock-Up Period is subject to certain exceptions under certain circumstances.

The summaries of the Underwriting Agreement and Lock-Up Agreement contained in this Item 6 are qualified in their entirety by reference to the Underwriting Agreement and the Lock-Up Agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7:	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 1	Underwriting Agreement, dated November 16, 2018, by and among the Issuer, the Adviser, the OP and the Underwriter (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 16, 2018).

Exhibit 2	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 16, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2018

HIGHLAND CAPITAL MANAGEMENT, L.P.

By: Strand Advisors, Inc., its general partner

By:	/s/ James D. Dondero
Name:	James D. Dondero
Title:	President

NEXPOINT ADVISORS, L.P.

By: NexPoint Advisors GP, LLC, its general partner

By:	/s/ James D. Dondero
Name:	James D. Dondero
Title:	Sole Member

/s/ James D. Dondero
James D. Dondero

/s/ Nancy Marie Dondero
Nancy Marie Dondero